SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TECO ENERGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Equity Security Units
(Title of Class of Securities)

872375209
(CUSIP Number of Class of Securities)

David E. Schwartz, Esq.
Secretary
TECO Energy, Inc.
702 North Franklin Street
Tampa, Florida 33602
(813) 228-1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a Copy to:

Stanley Keller, Esq.	Michael J. Schiavone, Esq.
Palmer & Dodge LLP	Shearman & Sterling LLP
111 Huntington Avenue	599 Lexington Avenue
Boston, Massachusetts 02199	New York, New York 10022
(617) 239-0100	(212) 848-4000

CALCULATION OF FILING FEE

Transaction
valuation*	Amount of filing fee**
$204,732,900	$25,939.66

*	Estimated solely for the purpose of calculating the registration fee and based on the difference between (a) the product of (i) $12.85, which is the average of the high and low prices per unit of the Registrant’s normal units as reported on the New York Stock Exchange on July 26, 2004, and (ii) 17,865,000, which represents the maximum number of normal units sought in the early settlement offer, and (b) $24,832,350, which represents the maximum aggregate amount of cash to be paid by the Registrant in the early settlement offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $126.70 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25,939.66	Filing party:	TECO Energy, Inc.
Form or Registration No.:	Form S-4 (File No. 333-117701)	Date filed:	July 28, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 Tender Offer Statement on Schedule TO (“Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 28, 2004, as amended, by TECO Energy, Inc., a Florida corporation (the “Company”), and relates to an offer by the Company to exchange 0.9509 shares of the Company’s common stock plus $1.39 in cash for each validly tendered and accepted 9.50% Adjustable Conversion-Rate Equity Security Unit in the form of a normal unit, up to an aggregate of 17,865,000 normal units (the “Early Settlement Offer”), on the terms and subject to the conditions described in the early settlement offer prospectus (as amended, the “Early Settlement Offer Prospectus”), which is a part of the registration statement filed with the Securities and Exchange Commission on Form S-4, as amended (SEC File No. 333-117701) relating to the shares of common stock to be issued to shareholders in the Early Settlement Offer (as amended, the “Registration Statement”). A purchase contract is a component of each of the equity security units, and the exchange of the equity security units will effect an early settlement of the purchase contracts. Also, as a result of the exchange, the trust preferred securities that are currently pledged to secure the settlement of the purchase contracts on January 15, 2005 will no longer be outstanding. The terms and conditions of the Early Settlement Offer are set forth in the Early Settlement Offer Prospectus and the accompanying Letter of Transmittal, which are exhibits (a)(1) and (a)(2) hereto.

This Amendment No. 3 is the final amendment to the Schedule TO.
Item 4 (Terms of the Transaction), Item 8 (Interest in Securities of the Subject Company) and Item 11 (Additional Information) are hereby amended and supplemented by the following:

The early settlement offer expired at 12:00 midnight, New York City time, on Tuesday, August 24, 2004 (the “Expiration Time”). On August 25, 2004, the Company announced the acceptance for exchange of all outstanding normal units that had been validly tendered and not withdrawn as of the Expiration Time. Based on information provided to the Company by The Bank of New York, the exchange agent for the early settlement offer, as of the Expiration Time, approximately 10,756,073 normal units, or about 60.2% of the 17,865,000 normal units, had been tendered for exchange. The consideration for the accepted normal units will be delivered promptly to tendering holders by the exchange agent.

The full text of the Company’s press release, dated August 25, 2004, relating to the acceptance of the tendered normal units is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

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ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)	Early Settlement Offer Prospectus, dated July 28, 2004 (as amended on August 19, 2004 and August 24, 2004)—incorporated herein by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed on August 24, 2004.
(a)(2)	Form of Letter of Transmittal—incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(3)	Form of Letter to Registered Holders and Depository Trust Company Participants—incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(4)	Form of Letter to Clients—incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(5)	Form of Letter to Holders of 9.50% Adjustable Conversion-Rate Equity Security Units—incorporated herein by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(6)	Press Release, dated July 28, 2004 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(7)	Press Release, dated August 25, 2004 (filed pursuant to Rule 425 under the Securities of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(b)	Not applicable.
(d)(1)	Sixth Supplemental Indenture dated as of January 15, 2002 between TECO Energy, Inc. and The Bank of New York—incorporated herein by reference to Exhibit 4.28 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(2)	Purchase Contract Agreement between TECO Energy, Inc. and The Bank Of New York, as Purchase Contract Agent, dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.29 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(3)	Form of Normal Units Certificate issued by TECO Energy, Inc.—incorporated herein by reference to Exhibit 4.30 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(4)	Amended and Restated Trust Agreement of TECO Capital Trust II among TECO Funding Company II, LLC, The Bank of New York and The Bank of New York (Delaware) dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.31 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(5)	Form of Certificate representing Trust Preferred Securities issued by TECO Capital Trust II—incorporated herein by reference to Exhibit 4.32 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(6)	Amended and Restated Limited Liability Agreement of TECO Funding Company II, LLC dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.33 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(7)	Form of Certificate representing Company Preferred Securities issued by TECO Funding Company II, LLC—incorporated herein by reference to Exhibit 4.34 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(8)	Guarantee Agreement by and between TECO Energy, Inc. as Guarantor and The Bank of New York dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.35 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(9)	5.11% Junior Subordinated Notes due January 15, 2007—incorporated herein by reference to Exhibit 4.36 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(10)	Form of Remarketing Agreement by and between TECO Energy, Inc. and the Remarketing Agent—incorporated herein by reference to Exhibit 4.37 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(11)	Pledge Agreement among TECO Energy, Inc., The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary and The Bank of New York, as Purchase Contract Agent dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.38 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(g)	Not applicable.
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP—incorporated by reference to Exhibit 8.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed on August 24, 2004.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TECO ENERGY, INC.

/s/ GORDON L. GILLETTE
Gordon L. Gillette
Executive Vice President and Chief Financial Officer

Date: August 25, 2004

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Early Settlement Offer Prospectus, dated July 28, 2004 (as amended on August 19, 2004 and August 24, 2004)—incorporated herein by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed on August 24, 2004.
(a)(2)	Form of Letter of Transmittal—incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(3)	Form of Letter to Registered Holders and Depository Trust Company Participants—incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(4)	Form of Letter to Clients—incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(5)	Form of Letter to Holders of 9.50% Adjustable Conversion-Rate Equity Security Units—incorporated herein by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4 filed on July 28, 2004.
(a)(6)	Press Release, dated July 28, 2004 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(7)	Press Release, dated August 25, 2004 (filed pursuant to Rule 425 under the Securities of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(b)	Not applicable.
(d)(1)	Sixth Supplemental Indenture dated as of January 15, 2002 between TECO Energy, Inc. and The Bank of New York—incorporated herein by reference to Exhibit 4.28 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(2)	Purchase Contract Agreement between TECO Energy, Inc. and The Bank Of New York, as Purchase Contract Agent, dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.29 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(3)	Form of Normal Units Certificate issued by TECO Energy, Inc.—incorporated herein by reference to Exhibit 4.30 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(4)	Amended and Restated Trust Agreement of TECO Capital Trust II among TECO Funding Company II, LLC, The Bank of New York and The Bank of New York (Delaware) dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.31 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(5)	Form of Certificate representing Trust Preferred Securities issued by TECO Capital Trust II—incorporated herein by reference to Exhibit 4.32 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(6)	Amended and Restated Limited Liability Agreement of TECO Funding Company II, LLC dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.33 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(7)	Form of Certificate representing Company Preferred Securities issued by TECO Funding Company II, LLC—incorporated herein by reference to Exhibit 4.34 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(8)	Guarantee Agreement by and between TECO Energy, Inc. as Guarantor and The Bank of New York dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.35 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(9)	5.11% Junior Subordinated Notes due January 15, 2007—incorporated herein by reference to Exhibit 4.36 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(10)	Form of Remarketing Agreement by and between TECO Energy, Inc. and the Remarketing Agent—incorporated herein by reference to Exhibit 4.37 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(d)(11)	Pledge Agreement among TECO Energy, Inc., The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary and The Bank of New York, as Purchase Contract Agent dated as of January 15, 2002—incorporated herein by reference to Exhibit 4.38 to the Company’s Current Report on Form 8-K dated January 15, 2002.
(g)	Not applicable.
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP—incorporated by reference to Exhibit 8.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed on August 24, 2004.

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